UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. --)*

DEEP WELL OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

243798 10 5
(CUSIP Number)

Malik Youyou
Sadovnicheskeya nab 69, Moscow, 115035 Russia
7 495 725 4455
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243798105

1	Name of Reporting Person I.R.S. Identification Nos. of Above Persons ( Entities Only):

Malik Youyou
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

PF
5	Check if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Paris, FRANCE
	7	Sole Voting Power

		21,250,128 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		21,250,128 (1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

21,250,128 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

22.86% (2)
14	Type of Reporting Person

IN

(1) Malik Youyou directly owns 19,341,508 shares of common stock of the Issuer, of which Malik Youyou has warrants to purchase up to 9,333,333 shares of additional common stock of the Issuer. Malik Youyou also indirectly owns another 1,908,620 shares of common stock of the Issuer through Westline Enterprises Limited a company 100% owned by Malik Youyou.
(2) Based on 83,635,961 shares of common stock of the issuer outstanding as of February 29, 2008, as reported by the Issuer to the Reporting Person, of which 19,341,508 shares of common stock are currently directly held by Malik Youyou and another 1,908,620 shares of common stock of the Issuer are indirectly held through Westline Enterprises Limited a company 100% owned by Malik Youyou, assuming the issuance of 9,333,333 shares of common stock pursuant to the warrants represent 22.86% of the Issuer’s outstanding common stock as of February 29, 2008, after giving effect to the exercise of all of the warrants held by Malik Youyou.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per common share, of Deep Well Oil & Gas, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 510 Royal Bank Building, 10117 Jasper Avenue, Edmonton, Alberta T5J 1W8 Canada.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Malik Youyou

(b) Sadovnicheskeya nab 69, Moscow, 115035 Russia

(c) CEO and President of several corporations acting in the distribution of luxury products of the Richemont Group.

(d) During the past five years, Malik Youyou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

(e) During the past five years, Malik Youyou has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Malik Youyou is a citizen of France.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Effective on June 22, 2007, Malik Youyou closed a private placement with the Issuer for an aggregate of 8,333,333 units at a price of US$0.60 per unit, for total gross proceeds of US$5,000,000. Each unit is comprised of one common share (“Common Share”), one Common Share purchase warrant (“Whole Warrant”) and another twelve one-hundredths Common Share purchase warrant (“Special Warrant”). Each Whole Warrant entitles the holder to purchase one additional Common Share at a price of US$0.90 per Common Share for a period of three years from the date of closing. Each Special Warrant entitles the holder to purchase a Common Share at a price of US$1.20 for a period of five years from the date of closing. The exercise price of the Whole Warrants and the Special Warrants will be adjusted from time to time upon the occurrence of certain events, as provided in the warrants. The Whole Warrants expire on June 22, 2010 and the Special Warrants expire on June 22, 2012. The units were issued pursuant to Regulation S under the Securities Act of 1933, as amended (the “1933 Act”) and are incorporated herein by reference. Personal funds of Malik Youyou were used to purchase the 8,333,333 common shares.

ITEM 4. PURPOSE OF TRANSACTION.

Malik Youyou acquired the common shares for investment purposes in a private offering from the Issuer as stated in Item 3 above. Malik Youyou has no plans or proposals that relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except for the following: Malik Youyou has recently been nominated to the Board of Directors of the Issuer. Malik Youyou reserves the right to change his respective intentions and plans at any time he deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of January 31, 2008 and if Malik Youyou exercised all of his Whole Warrants and Special Warrants he beneficially owns directly and indirectly an aggregate of 21,250,128 shares or 22.86% of the Issuer’s common stock. As of February 29, 2008. Malik Youyou has not exercised his right to acquire an additional 8,333,333 shares from the exercise of his Whole Warrant nor has he exercised his right to acquire an additional 1,000,000 shares from his Special Warrant

(b) Malik Youyou has the sole power to vote or dispose of 21,250,128 shares. The Whole Warrant and the Special Warrant are currently exercisable. Currently Malik Youyou has not exercised his right to acquire up to an additional 9,333,333 shares of the Issuers common stock through his Whole Warrant and his Special Warrant, which if exercised represent approximately 22.86% of the outstanding common stock of the Issuer as of February 29, 2008, after giving effect to the exercise of the Whole Warrant and Special Warrant.

(c) Beginning 60 days before Malik Youyou’s first acquisition of the Issuer’s common stock and up to today’s date he has directly and indirectly acquired the Issuer’s common stock by way of the following open market transactions:

Transaction Date	Number of Shares Acquired	Price Per Share	Method of Transaction	Indirect (I) or Direct (D)
01/23/08	10,000	$0.43	Open Market Transaction	D
01/30/08	1,146,850	$0.43	Open Market Transaction	D
02/08/08	135,530	$0.40	Open Market Transaction	D
02/15/08	54,000	$0.42	Open Market Transaction	D
02/20/08	25,000	$0.50	Open Market Transaction	D
02/21/08	303,462	$0.49	Open Market Transaction	D
02/21/08	30,500	$0.50	Open Market Transaction	I (1)
02/22/08	75,000	$0.53	Open Market Transaction	I (1)
02/25/08	32,500	$0.55	Open Market Transaction	I (1)
02/26/08	51,350	$0.55	Open Market Transaction	I (1)
02/27/08	700,420	$0.57	Open Market Transaction	I (1)
02/28/08	340,000	$0.57	Open Market Transaction	I (1)
02/29/08	247,500	$0.57	Open Market Transaction	I (1)
03/03/08	49,800	$0.57	Open Market Transaction	I (1)
03/04/08	5,000	$0.57	Open Market Transaction	I (1)
03/05/08	61,347	$0.58	Open Market Transaction	I (1)
03/07/08	5,000	$0.59	Open Market Transaction	I (1)
03/10/08	52,500	$0.60	Open Market Transaction	I (1)
03/11/08	120,000	$0.60	Open Market Transaction	I (1)
03/12/08	18,000	$0.62	Open Market Transaction	I (1)
03/13/08	87,000	$0.61	Open Market Transaction	I (1)
03/14/08	32,703	$0.61	Open Market Transaction	I (1)
TOTAL	3,583,462

(1) Westline Enterprises Limited; Malik Youyou owns 100% of Westline Enterprises Limited capital stock.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as provided in the private placement, Whole Warrant and Special Warrant effective June 22, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Malik Youyou and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Form of Subscription Agreement for private placement of units filed with Form 8-K on July 5, 2007 and incorporated herein by reference.

Exhibit 2	Form of Warrant filed with Form 8-K on July 5, 2007 and incorporated herein by reference.

Exhibit 3	Form of Special Warrant filed with Form 8-K on July 5, 2007 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 17, 2008
Date

/s/ Malik Youyou
Signature

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).